

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

<u>Via E-mail</u>
Michael J. Nicholson
Chief Financial Officer
Ann Inc.
7 Times Square
New York, NY 10036

> **Re: Ann Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed March 8, 2013**
> **Response dated January 23, 2014**
> **File No. 001-10738**

Dear Mr. Nicholson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended February 2, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>

<u>Sales and Sales Metrics, page 21</u>

1.   We considered your response to prior comment 1. We appreciate your difficulty in providing precise e-commerce amounts. However, it appears your e-commerce activities have a significant impact on your overall operations. Thus, we believe it is important to enhance an investor's understanding of your business by presenting the comparable store sales in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric. Please provide us your proposed disclosure.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 42

Segments, page 46

2.   Your disclosure on page 35 of the Schedule 14A filed April 11, 2013 indicates that certain executive officers are compensated partially based on divisional contribution margin. Please explain to us how the divisional contribution margin utilized in your Performance Compensation Plan compares to the two contribution margin measures included in the reports received by the chief operating decision maker and tell us how you define the divisional level.

3.   Your response to prior comment 2 states that both your chief operating decision maker and your Board of Directors receive quarterly reports which include the contribution margin and fully-loaded contribution margin measures by operating segment. Please tell us why these measures are provided to your Board of Directors and explain how your chief operating decision maker and your Board of Directors each use these measures.

4.   Since executives are compensated based upon a contribution margin measure and your Board of Directors regularly receive reports including the contribution margin and fully-loaded contribution margin measures by operating segment, we are having difficulty understanding your assertion that the chief operating decision maker gets but does not use these measures in assessing performance or allocating resources to your operating segments. Please explain in greater detail. Please also explain how your inclusion of these measures in your segment aggregation analysis would impact your conclusion that you have only one reportable segment.

5.   Please provide us samples of the reports that your chief operating decision maker and Board of Directors regularly receive containing operating segment financial data.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining